

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Leon M. Pierhal
President and CEO
POET Technologies Inc.
P.O. Box 555
Storrs-Mansfield, Connecticut 06268

     Re: **POET Technologies Inc.**
             Registration Statement on Form 20-F
             Filed January 27, 2014
             File No. 000-55135

Dear Mr. Pierhal:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel Morris for

                      Amanda Ravitz
                      Assistant Director

cc: (via e-mail): Timothy C. Maguire, Esq.